Filed by Redback Networks Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Registration File Nos. 333-107714 and 333-108170

Transcript of Q3 2003 Earnings Conference Call Held on October 15, 2003.

Portions of the transcript set forth below relate to Redback Networks Inc.’s proposed financial restructuring involving, among other things, a proposed offer by Redback Networks Inc. (“Redback”) to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for shares of its common stock and a solicitation of Redback stockholders to approve certain related proposals.

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents filed or to be filed with the Securities and Exchange Commission (“SEC”), as amended from time to time, and any other relevant material filed by Redback with the SEC, when they become available, because they contain important information. On October 10, 2003, Redback’s Registration Statement on Form S-4 (File No. 333-107714), which includes a prospectus/disclosure statement relating to the proposed financial restructuring and the exchange offer for Redback’s Notes, was declared effective by the SEC. Redback has also filed a tender offer statement on Schedule TO with the SEC in connection with the exchange offer. In addition, Redback’s Registration Statement on Form S-4 (File No. 333-108170), which includes a proxy/prospectus/disclosure statement relating to the solicitation of stockholder approval of certain matters regarding the proposed financial restructuring transaction, was declared effective by the SEC on October 10, 2003. Redback will file other required documents concerning the proposed restructuring transaction with the SEC. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Note Regarding Forward-Looking Statements

The statements contained in this transcript that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statements on Form S-4 (File Nos. 333-107714 and 333-108170), and amendments thereto, filed with the SEC. These statements include, among others, those regarding the progress and effects of the proposed financial restructuring, such as its effect on Redback’s debt and expenses and Redback’s expected financial stability, statements about Redback’s revenue outlook, gross margins, growth and industry growth generally, and statements about Redback’s product line and customer base. These statements are subject to the risks and uncertainties that could cause actual results to differ materially from those contained in these forward-looking statements. In particular, while Redback has announced a proposed financial restructuring, there is no assurance it will complete the transactions contemplated by the financial restructuring. If holders of Notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the exchange offer will not be consummated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the restructuring transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the SEC, specifically Redback’s registration statements on Form S-4, the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

* * *

Redback Networks Inc. Q3 2003 Conference Call

Moderator: Tom Cronan

October 15, 2003

1:45 p.m. PDT

Tom Cronan:

Good afternoon, this is Tom Cronan. With me today is our President and CEO, Kevin DeNuccio. This afternoon we released operating results for the third quarter of 2003. The release was distributed over Business Wire. It is also available on First Call and on the Investor Relations Center of our Web site, which you can find at www.redback.com.

During this call, Kevin will update you on major activities for the quarter and discuss our business strategy. Afterwards, I will review the financials for the third quarter. Finally, we will turn the call over to you for your questions. As most of you know, we are in the middle of the registration statement process, so the disclaimer I am about to read is a little bit longer than our usual disclaimer.

On October 10, 2003, Redback reached an important milestone in its restructuring process, the Registration Statement on Form S-4, which includes a prospectus/disclosure statement relating to the proposed financial restructuring and the exchange offer for our outstanding convertible subordinated notes, was declared effective by the SEC. Redback also filed a tender offer statement on Schedule TO with the SEC in connection with the exchange offer. In addition, on October 10 Redback’s Registration Statement on Form S-4 that includes a proxy/prospectus/disclosure statement relating to the solicitation of stockholder approval of certain matters regarding the proposed financial restructuring transaction was also declared effective by the SEC. Investors and security holders are urged to read these documents and any other relevant material Redback may file with the SEC because they contain, or with respect to future filings, may contain, important information. When these and other documents are filed by Redback with the SEC, they may be obtained for free at the SEC’s Web site at www.sec.gov or at the investor center of Redback’s website at www.redback.com. You may also obtain a hard copy of each of these documents from Redback by directing your request to investor_relations@redback.com.

Additionally, statements in our presentation this afternoon that are not purely historical are forward-looking statements. These statements include, among others, those regarding the progress and effects of the proposed restructuring, such as its effect on our debt and expenses and our expected financial stability, statements about our revenue outlook, gross margins, our growth and market growth generally, and statements about our product line and customer base. These statements are subject to the risks and uncertainties that could cause actual results to differ materially from those contained in these forward-looking statements. In particular, while Redback has announced a proposed debt restructuring, there is no assurance it will complete the transactions contemplated by the restructuring. Additional risks and uncertainties relating to Redback’s business that could materially or adversely affect the actual results of Redback are set forth in the documents that we file with the SEC, specifically our registration statements on Form S-4 and our most recent reports on Form 10-K, Form 10-Q and Form 8-K and the other reports filed from time to time. Redback assumes no obligation to update any forward-looking statements.

Our presentation contains non-GAAP information unless otherwise specified as a GAAP measure. Our press release which is available on our website, includes the GAAP information that is most directly comparable to the non-GAAP financial information as well as reconciliation between the two sets of information.

I will now pass the call over to Kevin.

Kevin DeNuccio:

Thank you Tom. I think. And thank you all for joining us today. The word I would use to best describe this past quarter is progress. In fact, significant progress across all our key focus areas: customer relationships and revenue growth, product innovation, and finally, financial restructuring and stability.

In Q3 we achieved major progress toward our goals in all these areas. So it is with a renewed confidence that we enter the fourth quarter of our fiscal year.

Let me address our specific financial highlights first, and then give you a detailed overview of the past quarter, with an update on our financial restructuring process. I will wrap it up by sharing some market insight, as to the macro changes we now see in progress, the alignment of those changes with the sweet spot of our offerings, and the considerable opportunities that may lie ahead.

First the financial overview. Revenues for the quarter were $27.4 million. This represents a 23% increase over last quarter and a 57% increase from the third quarter of 2002. Gross margins increased 9 full percentage points from the second quarter to 52% during the third quarter, our highest in over 2 years due to revenue gains, theater mix, along with our continuing efforts to reduce our product costs. We also cut our non-GAAP loss to its lowest level in more than 2 years, to $0.12 per share. On a going forward basis, we believe the new operating model we have created will enable us to achieve a positive cash flow position.

These results were particularly encouraging given that the third quarter has traditionally been one of the weakest of the year for the telecom sector and historically for Redback. I attribute our results this quarter to a general improvement in the rate of spending on broadband networks and in no small part to the strong efforts and focus of our employees both at corporate and in the field. Additionally, the continued loyalty of our customer base through challenging times, many of which have been purchasing our products since our market entry in 1997, gives me confidence about our technology differentiation and our long-term future. Broadband continues to become an increased focus for nearly every major telecommunications carrier worldwide for growth and profitability, Redback’s subscriber services capabilities have allowed us to not only keep these relationships, but strengthen them.

There is no question in my mind that even with these improved quarter-over-quarter results and our strong customer relationships, some uncertainty surrounding our pending financial restructuring is still weighing heavy in the minds of both our existing and potential new customers. In the best case, these issues have extended the sales process, requiring significantly more time and effort to close a sale. In other cases, it has delayed sales until we complete our financial restructuring. Certainly, the sooner we can close the restructuring we have outlined in our recent S-4, the better it will be for business.

Our top customers this quarter included SBC and British Telecom, both of whom represented over 10% of revenue. These two carriers continue to demonstrate their leadership and success with their strategic focus on broadband growth as an imperative and are producing the leading subscriber growth nevertheless, in their respective theaters. SBC and British Telecom, along with Telia/Sonera, were our top customers for our SMS solutions this quarter.

Our top customers deploying SmartEdge technologies this quarter were: Liaoning Communications, the second largest provincial carrier and part of China Netcom, LD Com of France, and Turk Telecom the incumbent PTT in Turkey, building the first broadband network in Turkey and one of the only Greenfield PTT opportunities that exists in Europe. Additionally, we also announced earlier in the quarter that Lightpoint Communications in the Pacific Northwest and Outremer Telecom of France selected the new SmartEdge Service Gateway System. We are excited that all of these customers were new SmartEdge Router and Service Gateway users this quarter as we continue to expand our customer base.

In the third quarter we saw revenue production from both Alcatel and Nokia, our two worldwide channels, and our first revenue from ZTE in China from our new strategic partnership that we announced earlier this quarter. Nokia represented 10% of revenue from six different customers. These relationships have been a critical focus to our revenue growth and expansion as we continue to focus on the top 20 carriers in the world with our direct sales force.

On the strategic front, we were able to make several steps toward our goal of establishing our SmartEdge Service Gateway as the platform of choice for carriers worldwide. Carriers are now planning for subscriber services growth that will facilitate making large-scale DSL service offerings profitable for the first time. We further enhanced the value of the Service Gateway platform by simplifying the implementation of services with the launch of our NetOp Policy Management System. With the introduction of this policy manager, carriers can keep common subscriber, services, billing, and management models across SMS and SmartEdge solutions. And finally, we saw the first significant revenue associated with the new XFE Forwarding Engine on our SMS 1800SL platform. This offers our largest installed base of systems a 2 to 3 times performance increase.

Now for a Restructuring Update. The second area of significant progress in the quarter was our advancement toward our goal of our financial restructuring, so let me give you an update on the activities. On October 2nd, we launched an offer to exchange shares of our common stock for all of our outstanding 5% Convertible Subordinated Notes. Unless extended, the tender period for the exchange offer will be completed on October 30th of 2003. In addition, Redback mailed a definitive proxy statement to its stockholders in connection with the restructuring, and there will be a special meeting our stockholders on October 30, 2003. We encourage all stockholders and noteholders to read the documents mailed to them and to vote or tender in this critical process for Redback. The Board of Directors recommends to our stockholders that they vote in favor of the restructuring. Stockholders and noteholders may obtain additional copies of these disclosure documents at the investor center of our website or by contacting

The Altman Group, the information agent for the financial restructuring, at 1-800 467-0671.

The mailings to our stockholders, noteholders and other constituents included a disclosure statement and ballots to vote for a prepackaged plan of reorganization. If the minimum tender offer conditions are not met or we do not receive an affirmative shareholder vote, then we intend to file our Prepackaged Plan of Reorganization and seek confirmation of the Plan as quickly as possible.

For some time now, we have been positioning this financial restructuring as important for the long-term well being of the company and the best path to confidence for our customers. As we enter Q4, and in anticipation of the successful closing of the transaction, we are preparing for the re-launch of the company. Once we have completed the restructuring process, we believe we will have the key strategic building blocks and the discipline for tactical execution to achieve short, intermediate, and long-term success. It is with great appreciation that I thank our customers and employees who have hung with us through this period of great challenge and change.

Now Some Comments on Macro Industry Trends. It is our opinion, based on observation and interaction with customers around the globe, that broadband will continue to be introduced by service providers as the foundation of a strategy for their business. We believe this service model will protect the value of their consumer franchise while opening up new sources of incremental revenue.

Already we see the success of basic services like tiered-bandwidth offerings, bandwidth on demand, and managed URL filtering for parental control. The business proposition for these services is highly compelling and represents an important direction for competitive differentiation, customer retention, and most importantly increased revenues per subscriber. The next wave of services growth, which we believe will be accelerated by the success of the first wave above, is now moving from the drawing boards of planning departments and into the hands of the procurement offices of many major carriers in all theaters of the world. This next wave of services will require high-speed data throughput, multicast capabilities, and complicated quality of service flow control. The introduction of these new services is coming at the same time that the primary driver of IP traffic and Internet infrastructure is changing from being business-oriented to consumer-oriented.

Today, consumers are already beginning to dominate the Internet, but the profound effects of this major shift will not be fully felt until 2004 and beyond. In 2001, there were 437 million consumer users and 215 million business users. According to IDC, the number of consumers is expected to climb to where there are three times as many consumers by 2006, and consumers utilize one and a half times as much bandwidth as businesses, some three million terabits per day. As consumers lead the usage and consumption, we expect that consumer broadband network architectures will begin to dominate ALL public network architecture.

To meet the demands of this new consumer scale and bandwidth utilization growth, while at the same time managing an entire portfolio of transaction based subscriber services, requires a new breed of network intelligent routing and subscriber management. We believe that Redback product portfolios will be extremely well positioned to benefit from these changes. We also believe our SmartEdge Routers and Service Gateway platforms are the only platforms designed in this decade with specific traffic characteristics and widespread subscriber services in mind.

In summary, I am excited and optimistic about the significant progress we achieved in Q3 across our financial goals and customer relationships. I look forward to an even more important completion of our financial restructuring in Q4, which I believe will help to create the long term financial stability and confidence in our customers to deploy Redback’s leading broadband technology.

I would now like to ask Tom to take you through the detailed financials results for the quarter. Tom.

Tom Cronan:

Thanks Kevin. I will now provide the detailed financial results. In summary, Redback posted revenue of $27.4 million for the third quarter of 2003 compared to $22.2 million for the second quarter of 2003. GAAP net loss for the quarter was $0.10 per share or $18.1 million.

On a non-GAAP basis, net loss for the third quarter was $21.4 million or $0.12 per share. As previously stated, the financial measures I will be discussing will be presented on a non-GAAP basis. Non-GAAP results exclude amortization of intangible assets, stock-based compensation, write-off of certain investments, certain impairment and inventory charges, the reversal of an accrual for cancellation of an engineering services contract, the sale of previously reserved inventory, and partial recovery of previously written-down investments. See our table for a reconciliation of our non-GAAP results to GAAP.

The $27.4 million in revenue for the quarter represented an increase of $5.2 million from the 2nd quarter of 2003. Our product revenue was $21.6 million, up $4.9 million from the 2nd quarter. Our book to bill ratio was significantly more than one, allowing us to achieve our Q3 targets while increasing our backlog. The service business for the quarter was approximately $5.8 million, up approximately 6% from the previous quarter.

In the Third Quarter our revenue was up significantly in Europe and represented the greatest percentage of revenue for Redback in over four quarters, especially significant given the seasonal slowdown for the third Quarter in Europe as discussed earlier. Revenue for North America and Europe were each approximately $12 million, together representing 86% of total revenue. Increased revenue from North America and Europe were due to both additional deployments in our installed base of customers as well as the addition of new customers. Revenue for the third quarter of 2003 in Asia was $3.9 million compared with $4.7 million last quarter representing 14% of our revenue.

With the increase in revenue, the gross margin for the quarter was approximately 52%. This gross margin number represents an increase of 9 points from the previous quarter. The increase in gross margin was due to higher percentage of revenues from North America and Europe and a lower share of revenue from Asia. The gross margin is also a reflection of our continued cost cutting efforts with our supply chain.

Total OpEx was $31.0 million for the quarter. Total headcount as of September 30th was 495. OpEx included approximately $3.1 million in professional fees associated with our restructuring and $ 8.3 million in depreciation.

The third quarter’s net operating loss stood at $16.7 million, compared with $21.5 million in the second quarter.

The net loss for the quarter was $ 21.4 million, or $0.12 per share. Average shares were 183 million for the third quarter.

Turning to the balance sheet, our quarter-ending cash stood at $45.6 million, down $23.6 million from the second quarter. Of this quarter ending cash balance, $31.1 million was restricted and $14.5 million was unrestricted. This cash use includes $3.1 million in professional fees related to the restructuring. We also experienced an increase in DSO from 50 days at June 30th to 59 days at September 30th, resulting from lower linearity in shipments within the quarter. As we have discussed in our S-4, we have recognized the need to raise some additional capital and are considering both debt and equity based financing. We are currently pursuing debt based financing. Although at this stage there can be no assurance that such financing will be completed. We will continue to evaluate the equity-based proposals and are targeting equity-based financing, if necessary, after the closing of the restructuring. Our net inventory was $7.8 million at the end of the quarter.

Turning to guidance, in light of all of the uncertainty inherent in the process we face as we enter the final phase of our financial restructuring, we are not going to make any forward looking projections regarding the 4th quarter revenue, but remain confident in our post-restructured intermediate and long-term outlook.

We would now like to open up the call and take your questions. I’ll turn the call over to our operator.

Operator:

We will now begin the question and answer session. If you have a question, you will need to press star/one on your touchtone phone. You will hear an acknowledgement that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the pound (#) sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, for any questions, please press star/one on your touchtone phone. Our first question comes from Andrew DuPre from Imperial Capital. Please go ahead.

Andrew DuPre:	Hi, guys. Congratulations on a pretty reasonable quarter.

Kevin DeNuccio:	Thank you.

Andrew DuPre:

Tom, could you as you usually do, just go through the cash usage in a little more detail again? You had $23.6 million. You have gone through some of those numbers but how much was cash use from operations, how much was CapEx and what was the actual working capital number?

Tom Cronan:

Okay. So the CapEx is only about $1.9 million. We had about $22 million in collections. The net was the $23.5. We used about $20 million for Trade AP, $9 million for our contract manufacturer and payroll and international was about $17 million.

Andrew DuPre:	Okay. So total working capital use was what exactly?

Tom Cronan:	I do not have it bucketed in that specific bucket for you, Andrew.

Andrew DuPre:

Okay, that is fine. That is fine. I will figure that out. And then just on the sort of financing plans post-restructuring. I guess you mentioned the debt financing. What are the sort of bridge financing plans that you have? Do you have any commitments in place in the event you get the exchange done for bridge financing? And at what point do you think you end up going out and looking for more permanent types of financing?

Tom Cronan:

That is a good question. We do not have any commitments in place. As we said in the script, we are working with the debt-based lender but we do not have any commitments currently. And we continue to evaluate what our options are. A big unknown with the restructuring is both the timing of when we get this done and what the stock prices will be. So it is difficult to have any specific plans until we have some more facts.

Andrew DuPre:	Well, what size commitment are you looking for right now?

Tom Cronan:	I think we discussed it in the S-4. We are looking at debt structures that are between $15 million and $30 million.

Andrew DuPre:	Okay, yes. Then on the operations a little bit: gross margin, which was much higher than historical levels. Is that sustainable?

Tom Cronan:

It is obviously very dependent on revenue levels because the gross margin is greatly affected by the revenue being spread over our fixed costs. So at the revenue levels that we have today, it is sustainable. It is also very mix dependant as well. And as we said, we had a pretty strong mix from North America and Europe so I think this is on the high end for this revenue range. But we expect it to be fairly close to these numbers on an ongoing basis going forward at these revenue levels and above.

Kevin DeNuccio:

But we do believe, since our standard margins are significantly above that, that as revenue grows, the gross margin will continue to converge on the higher standard margins that we have as we continue to absorb manufacturing overhead.

Andrew DuPre:	Right. So above 50% is still pretty reasonable longer term.

Tom Cronan:	Yes, we are happy with over 50%.

Andrew DuPre:	Just one more quick question then. You mentioned revenue from ZTE. Can you tell me what that was exactly?

Tom Cronan:	There were some beginning inventories with two separate accounts in China.

Andrew DuPre:	Okay. But you are not willing to put a dollar figure on it?

Tom Cronan:	No. We have not announced the actual end user yet.

Andrew DuPre:	Okay. All right. Well, that was great. Thank you very much.

Kevin DeNuccio:	Thanks, Andrew.

Tom Cronan:	Okay. Thank you.

Operator:	Our next question comes from Richard Kurtz from Wachovia Securities. Please go ahead.

Richard Kurtz:	Hey, guys.

Kevin DeNuccio:	Hi, Rich.

Tom Cronan:	Hey, Rich.

Richard Kurtz:	A couple of quick ones for you. First, I guess is there a delisting date or has that been resolved with the exchange at this point?

Tom Cronan:

We are still waiting to hear specifically from Nasdaq. They had some rule changes recently and it is our understanding that generally they are willing to give companies 60 days to complete a reverse stock split. So we are hopeful that will apply to us but we have not yet heard anything specifically from Nasdaq. We are expecting to hear from them in the next few days.

Richard Kurtz:	And then with regard to headcount, you said you are at 495 at the end of the quarter, which I gather is relatively flat sequentially?

Tom Cronan:	Yes.

Richard Kurtz:	Are there any plans to scale back there to lower the burn rate at this point?

Kevin DeNuccio:	Not at this time, Rich.

Richard Kurtz:

Because if you are able to get this $15 million to $30 million debt, I mean at the current burn rate that gives you one to two quarters, I guess. And I am just trying to understand are you expecting for revenues to grow significantly enough to help you get past that kind of hurdle? Or how do you fill in the hole there?

Tom Cronan:

Yes, so that is a good question. I think there are a couple of things we are planning on. First is we do expect revenue growth post restructuring. Two, we do expect to see the OpEx come down due to some improvements in our real estate situation and on some negotiations we are doing with landlords and so we would expect some OpEx savings from that as we go forward. And I think we will continue to get some cost improvements out of our supply chain as well. And we will continue obviously to look for efficiencies in the operation of our business but we do not have any specific plans at this time for any headcount reduction.

Richard Kurtz:

Okay. And then Kevin, just with regard to your comments on broadband, are you seeing post the tri-annual revue are you starting to see some improvements on the DSL side? You mentioned SBC is a big customer and I was wondering what they are doing?

Kevin DeNuccio:

I would say a very high level of activity across all of the RBOC’s right now. I would say SBC’s clearly leadership position in terms of the moves and the actions that they are taking that they are being the most aggressive. And I think they are also seeing the biggest success. They probably had three times the growth rate in subscribers of any of the RBOC’s. So they clearly are being the most aggressive and have begun to move in the direction that they believe that things are going to settle out. But the others are very actively working on what their strategy is going to be. And you know some of them announced expansion but not actually started to deploy yet.

Richard Kurtz:

Some of them had talked about percentage coverage goals by year end like Verizon with 80% and SBC—somewhere around there by probably ‘04. Do you get the sense that after they achieved those goals will spending slow down or will it continue in ‘04?

Kevin DeNuccio:

I think it will continue. I think what you are going to see is more than coverage, I think that spending is going to be driven by subscriber growth, which we have very, very low penetration in the U.S. compared to the rest of the world. Clearly against Asia, but even against Europe. So we are very, very low on the subscriber penetration rate. So I think as you see subscribers grow and you see bandwidth growth by those subscribers and then finally the services stuff that I was talking about on top of that, that you are going to continue to see a cycle of growth here that is pretty substantial the way we have seen in Korea, Japan and Germany up until now. So our anticipation is that where our base is strongest here in the U.S., we are going to begin to get a cycle of growth because of the SEC changes that we have not seen in the last couple of years.

Richard Kurtz:	Great. Okay, thanks a lot.

Tom Cronan:	Thanks.

Operator:	Our next question comes from Dick Grover from Kaufman Brothers. Please go ahead.

Dick Grover:

Yes, I have two questions. The first question is management has managed to run this company previous structuring into the ground. Given that management will remain unchanged post restructuring, what reassurances do we have as bond holders that our new equity will be worth anything given your track record? That is my first question. My second question is given that Redback is currently in a zone of insolvency, why are all common shareholders getting anything? Why would you even want to consider that given the fact that shareholder equity is currently net negative? Thank you.

Kevin DeNuccio:

I can appreciate the candid nature of your comments but I think that the company has traveled through some very difficult times both specific to the structure of the balance sheet and real estate obligations but also some very turbulent market times that we have been trying to operate through the last couple of years. I think if you look at the disclosures in the S-4 document, it will give you the best indications of everything that management has done to try and understand what our options are and I think laid out the best plan for the company’s future and all of our respective stake holders. So I think I can appreciate your candor, but I think that we are headed through what is I think the right process for the company and should be able to get that successfully completed in Q4. And then be on a new footing that the company can actually achieve what I think its potential is. Thanks.

Operator:	Our next question comes from Jeremy Carson from Mellon Bank. Please go ahead.

Tom Cronan:	Hi, Jeremy.

Jeremy Carson:	Hi, guys. I got a couple of questions for you. I guess you have touched on real estate obligations. Where do you stand with negotiations with the landlord?

Tom Cronan:

The focus of our negations has been with the landlord who is our landlord for our corporate headquarters in San Jose. And we have been having an ongoing dialogue and I think we are making good progress, but we do not have anything to announce at this time.

Jeremy Carson:	All right. How much cash do you anticipate using going through this restructuring? Is it what—another $5 million or $10 million to advisors?

Tom Cronan:	To advisors we do have some significant payments we will have to make as we exit the restructuring because of success fees. I think it is more in the range of $5 million than $9 million.

Jeremy Carson:

Okay. All right. Have you had any conversations with the SEC subsequent to your or actually in conjunction with your registration statement being deemed effective? Because obviously it has not been out for 20 business days. Will that be or have any impact on the October 30th vote day?

Tom Cronan:	Well, actually it has been out for more than the 20 business days. We launched the offering on October 2.

Kevin DeNuccio:	Sure. But it has been effective for those 20 days.

Tom Cronan:	Right. So we do not believe that is a requirement.

Jeremy Carson:	Okay. And what have you been doing to mitigate customer attrition while you guys are in bankruptcy?

Tom Cronan:	I think the first thing is we are trying to do the restructuring out of court. I would say that is the primary goal.

Jeremy Carson:

Sure. We would all like to see that but you need 98% of bondholders to approve this and a majority of stock holders and I think it is going to be a stretch, but at the end of the day this will probably end up getting done in court so I would like to know what you guys are doing to mitigate attrition from customers who are afraid to deal with a supplier who is operating under Chapter 11?

Kevin DeNuccio:

I think we have made significant efforts through—because this is not a new process that we have been going through in terms of what the company has been going through. So we have been in intense communications, I would say, with all of our major customers. And I think that is why you still see the continued support in terms of revenue and staying power that we have had with them. So they are very well versed and have been taken through exactly what we are going through and I think it is that open communication we have had with them and explanation. I think that our customers are staying with us because they do believe and we have been able to demonstrate superior reliability and technology differentiation from what our competitors can offer them. And that is why they have stood by us and encouraged us to get the company more financially stable through this process. If we are not successful in completing the transaction on October 30th, we do believe that filing the plan of reorganization should be a fairly quick process so we do not expect to be in for any length of time at all.

Jeremy Carson:	Okay, thank you guys.

Tom Cronan:	Thanks.

Operator:	Our next question comes from Andrew Cherley from Ivory Capital. Please go ahead.

Andrew Cherley:	Hi, how are you?

Tom Cronan:	Hi, Andrew.

Kevin DeNuccio:	Good.

Andrew Cherley:	I was wondering if you could give some detail on the one-time reversal item that seemed to have hit the income statement as shown in the press release?

Tom Cronan:

Sure. So the biggest item was a contract we had in place that had a contingent payment of $4 million and we had taken it as an expense. And the other company did not need the contingency and we ultimately this quarter reached an agreement with them where they agreed that they had not met the contingency so we reversed that expense.

Andrew Cherley:	Okay. And that was a reduction to cost to goods sold?

Tom Cronan:

Yes. On a GAAP basis. We also were able to produce about $355,000 from selling off inventory that had been reserved. This is generally sort of scrap type of sale. And then—those are the major positive adjustments.

Andrew Cherley:	Okay, great. Thank you.

Tom Cronan:	Thank you.

Operator:	Our next question comes from Todd Hoffman from Raymond James. Please go ahead.

Todd Hoffman:	Yes, I jumped on late. Quick question. Did you say how much of the business was SMS in the quarter?

Kevin DeNuccio:	We did not provide that breakdown.

Tom Cronan:	But from the standpoint of the breakdown it is about 63% with SMS and about 16% with SE of the total revenue. And about 80% with SMS of product revenue and 21% was SE for product revenue.

Todd Hoffman:	Just a quick follow-up. Was your North American SMS revenue in the quarter up or down sequentially?

Tom Cronan:	It was up.

Todd Hoffman:	Thank you.

Operator:	Our next question comes from Adam Scott from Kramer Rosenthal. Please go ahead.

Adam Scott:

Hi. I was wondering could you sort of go through what steps you have kind of taken to make sure that the shareholder base currently out there is likely to go through—I think someone else pointed it out on the call already somewhat—were likely to go through a prepackaged Chapter 11 here? And bond holders are going to be the ones basically participating or at least participating 95% of the company going forward. Do you feel like shareholders out there have an adequate understanding of the fact that that is going to be the case? And assuming that we do go through Chapter 11, how long do you anticipate that you will be able before you can actually emerge. I understand you have the thing all filed and set to go but how long should that take.

Tom Cronan:

Okay, that is a reasonable question. I think the company has taken every step to try and communicate the process through both written documents and talking at these types of calls and the conferences to try and make people aware of what is going on and I don’t think we can do more than we have done to try and communicate to shareholders about the realities of the process. So that is sort of the answer to your first question. On the second one, since we are doing the solicitation out of court, assuming that that is successful, I think we believe that the process is going to be on the short end of a bankruptcy. No one can give you absolute dates but we believe it is possible to have this done by the end of the year if we were to go in November.

Adam Scott:

Okay. I guess effective for the split, have you sort of outlined including all the tranches of warrants and sort of backing into what bond holders are going to get with the new outstanding share numbers is going to be—I kind of get 54 million or 55 million shares.

Tom Cronan:

Yes. It is set forth in the S-4. I think when you take into account the warrants and you have to then look at two different scenarios. One is a scenario where it is done out of court and there are no additional shares issued to any other creditors. And then the second scenario is in the in-court scenario. We do issue additional shares—a little over 2 million shares to other creditors. So the base of 50 million—if you add those 2 million and then there is a little over 5 million in warrants that would be issued to the existing shareholders.

Adam Scott:

Okay. So 57 million thereabouts if you have to go into court and 55, I guess I am hearing, without. And if you wanted to kind of take a look on an apples-to-apples basis, if you divide that number I guess by—oh, I should say you multiply that number by the 73.39 reverse split ratio, that would give you the current shares outstanding versus the 183 million, which would be like 3.6 billion or somewhere around there.

Kevin DeNuccio:	That is right. It does include warrants though so the math is not quite exact.

Adam Scott:	Okay. All right. Thank you.

Tom Cronan:	Thanks.

Operator:	We have time for one last question. Our final question comes from Chris Bock from Kramer Rosenthal. Please go ahead.

Chris Bock:	You know, my question has been answered. You can go take the next question.

Kevin DeNuccio:	Okay. I think that is it so this concludes our conference call for today. I want to thank all of you for your attendance and your continued interest in Redback and good afternoon everyone.

Operator:	This concludes today’s teleconference. Thank you for participating. You may all disconnect at this time.